United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Bank of America Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Bank of America Corporation

RE: The case to vote AGAINST Shareholder Proposal Nos. 8, 9, and 10 on the 2023 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Proposal Nos. 8,9, and 10 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Shareholder Proposal Nos. 8, 9, and 10,1 which request Bank of America Corporation (“Bank of America” or the “Company”) to take additional actions to reduce greenhouse gas emissions, on the 2023 proxy ballot.

1 Bank of America Corporation. “DEF14A,” 2023, March 7. See https://investor.bankofamerica.com/regulatory-and-other-filings/proxy-statements

The Resolved clause of Proposal No. 8, sponsored by the New York State Common Retirement Fund, states:

Shareholders request Bank of America (“Company”) issue a report within a year, at reasonable expense and excluding confidential information, that discloses 2030 absolute greenhouse gas emissions reduction targets for the Company’s energy sector lending and underwriting, aligned with the Paris Agreement’s goal to limit warming to 1.5 degrees Celsius. These targets should be in addition to any emission intensity targets for the energy sector that the company has or will set, and be aligned with a science-based net zero pathway.

The Resolved clause of Proposal No. 9, sponsored by As You Sow, states:

Shareholders request that Bank of America issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies to be implemented, reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

The Resolved clause of Proposal No. 10, sponsored by Trillium Asset Management, states:

Shareholders request that the Board of Directors adopt a policy for a time-bound phase-out of BAC’s lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.

The three sponsors will be referred to as the “proponents” in the remainder of this report.

Introduction

Since the 2008 financial crisis, the U.S. economy has increasingly revolved around Wall Street.2 Large financial institutions service businesses across every industry. As a result, the financial sector has an outsized influence on the global economy, which makes it a rich target for political activists.

Proposals 8, 9, and 10 represent activists’ efforts to leverage Bank of America’s credit and underwriting divisions to address their climate goals. The Board of Directors (the “Board”) opposes the proposals, citing existing commitments to meet net zero emissions targets. In its opposition statement to Proposal No. 9, the Company states:

Proposal 9 requests that we issue a report disclosing a transition plan that describes how the Company intends to align its financing activities with the 2030 sectoral greenhouse gas emissions reduction targets that we announced in April 2022. As the Proposal

2 Mukunda, G. “The Price of Wall Street's Power” Harvard Business Review, 2019, March 27. See https://hbr.org/2014/06/the-price-of-wall-streets-power.

acknowledges, our Company is committed to reducing the GHG emissions associated with our financing activities in alignment with the Paris Agreement’s 1.5°C goal, and to achieving net zero emissions.3

The Board encourages shareholders to reject Proposals 8, 9, and 10 because the additional emissions targets, transition planning, and restrictions on lending and underwriting for new oil and gas projects outlined in the proposals are redundant and unnecessary.

However, the Board fails to question the underlying greenhouse gas (“GHG”) emissions objectives themselves. The proponents rely on corporate media-driven narratives which portend extreme climate catastrophe, that is inconsistent with sound scientific principles and are unlikely. Therefore, above and beyond the Company’s flawed rationale for opposing the three proposals, the urgent climate mitigation strategies demanded by the proponents are unjustified.

Instead, we ask shareholders to consider the dubious “risks” of climate change versus the actual global economic and health risks of energy shortages caused by the activists’ war against fossil fuels, and versus the unviable, unrealistic near-term transition to renewable energy. Given those risks, we encourage shareholders to question whether Bank of America should even participate in a debate best left to the public entities who enact policy based upon elections and the will of voters.

The Proponent Cites Unreliable Research

The climate directives cited in Proposals 8, 9, and 104 are guided by the Paris Agreement’s goal to limit global warming to 1.5°C above pre-industrial levels.5 These targets are neither legally binding nor backed by scientific evidence, and the catastrophic climate scenarios cited by corporate media organizations as justification for these targets are improbable.

One hundred ninety-five parties signed the Paris Agreement at the twenty-first session of the Conference of Parties (COP21), the rulemaking body of the United Nations Framework Convention on Climate Change (UNFCCC).6

3 Bank of America Corporation. “DEF14A,” 2023, March 7. See https://investor.bankofamerica.com/regulatory-and-other-filings/proxy-statements

4 Bank of America Corporation. “DEF14A,” 2023, March 7. See https://investor.bankofamerica.com/regulatory-and-other-filings/proxy-statements

5 United Nations Framework Convention on Climate Change. “Paris Agreement,” 2015. See https://unfccc.int/sites/default/files/english_paris_agreement.pdf

6 Denchak, M. “Paris Climate Agreement: Everything You Need To Know,” NRDC, 2021, February 19. See https://www.nrdc.org/stories/paris-climate-agreement-everything-you-need-know#sec-whatis

However, the content of the Paris Agreement is heavily informed by the Intergovernmental Panel on Climate Change (“IPCC”),[7] another product of the UN.[8] The UNFCCC even invited the IPCC to create the Special Report on Global Warming of 1.5 °C to help governments meet the emissions goals outlined in the Paris Agreement.[9] However, the IPCC’s primary purpose is to provide periodic “Assessment Reports”

comprised of up-to-date climate research and mitigation policy proposals for both governments and the private sector.[10]

The IPCC released the Sixth Assessment Report (AR6) results for Working Group 1 in 202111 and the final Synthesis Report in March 2023.12 The Synthesis Report claims that “without urgent, effective, and equitable mitigation and adaptation actions, climate change increasingly threatens ecosystems, biodiversity, and the livelihoods, health and wellbeing of current and future generations.”

The Proponent cites AR6 in the Supporting Statement for Proposal 8 as justification for aggressive emissions reduction targets:

The Intergovernmental Panel on Climate Change (IPCC) has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C. Every incremental increase in temperature above 1.5°C will entail increasingly severe physical, transition, and systemic risks to companies, investors, the markets, and the economy as a whole.

However, shareholders should note two issues about the IPCC’s research process.

First, the IPCC is not an organization of scientists at its core. Instead, according to the IPCC website, “the IPCC is an organization of governments that are members of the United Nations or WMO (World Meteorological Organization).”13 The member governments “elect a bureau of scientists for the duration of an assessment cycle” and “bureau members select experts to prepare IPCC reports.”14

7 IPCC. “FAQ Chapter 1,” See https://www.ipcc.ch/sr15/faq/faq-chapter-1/.

8 IPCC. “About.” See https://www.ipcc.ch/about/.

9 IPCC. “Global Warming of 1.5 C.” See https://www.ipcc.ch/sr15/.

10 IPCC. “Preparing Reports.” See https://www.ipcc.ch/about/preparingreports/.

11 IPCC. “Climate Change: The Physical Science Basis.” See https://www.ipcc.ch/report/sixth-assessment-report-working-group-i/.

12 IPCC. “Synthesis Report of the IPCC Sixth Assessment Report.” See https://www.ipcc.ch/report/ar6/syr/.

13 IPCC. “About.” See https://www.ipcc.ch/about/

14 IPCC. “Structure.” See https://www.ipcc.ch/about/structure/.

Second, bureau members do not conduct original research during the assessment process. Instead, they “report based on an assessment of all relevant scientific, technical and social-economic information.”15

The Global Warming Policy Foundation (“GWPF”), a UK-based think tank, explained in a 2022 paper16 how layers of bureaucracy produce a gap between the public perception of climate risk and the actual data. For example, the AR6 and Synthesis Report are accompanied by a Summary for Policymakers (“SPM”), authored primarily by government representatives who are not scientists. Moreover, the SPM is often written before the Assessment Report is completed. Then it is summarized further by a press release. Finally, legacy media outlets cite the press release. As a result, the report’s contents are diluted with each step, [mis]leading to a gap between actual data and public perception.

One example is AR6’s revival of the infamous “hockey stick” graph, which initially appeared in AR3. The “hockey stick” visualizes global surface temperature over the last 500 to 2,000 years, as reconstructed by political activist climate scientist and IPCC co-author Michael Mann. As the name suggests, it portrays a steady or even slight decrease in global surface temperatures until 1850, when the global surface temperature exponentially increases. However, GWPF notes that the “hockey stick” did not appear in AR4 or AR5, as it was discredited “in 2003 by Canadian mining analyst Stephen McIntyre and economist Ross McKitrick” and separately by “a team of scientists and statisticians assembled by the National Research Council of the US National Academy of Sciences.” Furthermore, the graph fails to account for the Medieval Warm Period (MWP) around the year 1000 or the Little Ice Age (LIA) around 1650. While the “hockey stick” is not present anywhere in the body of AR6, it is cited in the SPM and subsequently repeated by Yale Climate Connections,[17] an initiative at Yale University – an example of how the contents of the original report are distorted in what is distributed to the media for public consumption.

Therefore, shareholders should not be fooled by the Proponents’ vague references to the poorly substantiated Paris Agreement, IPCC, or even the amorphous “scientific consensus,” as cited in Proposal 10. Instead, shareholders should recognize that the sensationalized concept of climate catastrophe is primarily a corporate media creation, based on a weak foundation of unlikely worst-case scenarios.

15 IPCC. “Preparing Reports.” See https://www.ipcc.ch/about/preparingreports/

16 Alexander, R. “Chinese Whispers: How Climate Science Gets Lost In Translation,” Global Warming Policy Foundation, 2022. See https://www.thegwpf.org/content/uploads/2022/10/Alexander-Chinese-Whispers.pdf

17 Henson, B. “Key takeaways from the new IPCC report,” Yale Climate Connections, August 9, 2021. See https://yaleclimateconnections.org/2021/08/key-takeaways-from-the-new-ipcc-report/

Catastrophic Scenarios Are Unlikely

During the creation of AR5, the IPCC developed four scenarios called Representative Concentration Pathways (RCP). The RCPs represent alternative climate futures based on different greenhouse gas emission scenarios. The IPCC labeled each RCP according to its projected level of radiative forcing in the year 2100. The RCPs range from RCP2.6, which represents a scenario where greenhouse gas emissions peak around 2020 and decline thereafter, to RCP8.5, which represents a scenario where greenhouse gas emissions continue to rise throughout the century, resulting in a temperature increase of 4.5°C or more by 2100. Finally, RCP4.5 and RCP6 represent intermediate scenarios where greenhouse gas emissions peak around 2040 and 2080, respectively, and then decline.18

The IPCC's sixth assessment report (AR6) added three new RCPs and five Shared Socioeconomic Pathways (SSPs), which represent different pathways of socioeconomic development that could influence greenhouse gas emissions and the impacts of climate change.19

The RCPs/SSPs represent potential outcomes, but they are not predictions. The IPCC did not assign likelihoods to the pathways because there are high degrees of uncertainty associated with future emissions and their impacts on the climate system. Instead, the RCPs are tools for exploring a range of possible outcomes, however improbable they may be.

While RCP8.5 is the worst-case scenario, it is highly unlikely. Yet media organizations, activist groups, and even scientific bodies like the IPCC have routinely portrayed the extreme consequences of RCP8.5 as the default outcome. According to a 2020 article by Zeke Hausfather, director of climate and energy at the Breakthrough Institute in Oakland, and Glen Peters, research director at the CICERO Center for International Climate Research in Oslo:

A sizeable portion of the literature on climate impacts refers to RCP8.5 as business as usual, implying that it is probable in the absence of stringent climate mitigation. The media then often amplifies this message, sometimes without communicating the nuances. This results in further confusion regarding probable emissions outcomes, because many climate researchers are not familiar with the details of these scenarios in the energy-modeling literature.20

RCP8.5 assumes high population and low income growth will drive low-cost energy demand. According to an article by two researchers from the University of British Columbia, energy resource consumption projections are often made using reserve-to-production ratios (R-P). Under

18 Wayne, GP. “Now available: a guide to the IPCC's new RCP emissions pathways,” The Guardian, August 30, 2013. See https://www.theguardian.com/environment/climate-consensus-97-per-cent/2013/aug/30/climate-change-rcp-handy-summary

19 UNFCCC. “The Shared Socio‐Economic Pathways (SSPs): An Overview.” See https://unfccc.int/sites/default/files/part1_iiasa_rogelj_ssp_poster.pdf.

20 Hausfather, Z., & Peters, G. P. “Emissions – the ‘business as usual’ story is misleading,” Nature Publishing Group, January 29, 2020. See https://www.nature.com/articles/d41586-020-00177-3.

this outdated method, RCP8.5 projects that the world economy will pivot back to primarily coal consumption, dramatically increasing GHG emissions.21

However, it’s unlikely that oil and natural gas resources will diminish at a linear rate. R-P ratios have remained in equilibrium since the 1970s despite increasing constant production due to technological advancements. Using alternative estimation methods like the learning-by-extracting (LBE) hypothesis, which “conceptualizes total geologic occurrences of oil, gas, and coal with a learning model of productivity,” makes RCP8.5 considerably less likely.22

In addition, RCP 8.5 assumes no global climate policy as a baseline, which is unrealistic considering most developed nations already have a climate policy in place.23 According to a paper written by Professor Detlef van Vuuren of the PBL Netherlands Environmental Assessment Agency and a multitude of other climate researchers, RCP4.5 or RCP6 are much more likely baseline scenarios.24

The catastrophic outcomes cited by media organizations and UN officials are not backed by data-driven sound science, so the aggressive emissions reduction measures in Proposals 8, 9, and 10 are unwarranted.

Green Energy Technologies Are Unrealistic

Proposal No. 9 urges Bank of America to adopt a transition plan to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, while Proposal No. 10 urges the Company to “adopt a policy for a time-bound phase-out of BAC’s lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.” Absurdly, the proponents suggest that renewable energy technologies will be able to fill the gap.

Renewable energy advocates consistently cite declining costs. Over the last five years, renewable prices have fallen below fossil fuels on a kilowatt/hour basis.25 But they’re far less reliable. Power generation plants can burn fossil fuels at any time. On the other hand, wind and solar farms – the two primary forms of renewable energy generation – rely on uncontrollable weather patterns, and they’re vulnerable to dead seasons during the summer and winter.26

21 Dowlatabadi, H. & Ritchie, J. “The 1000 GtC coal question: Are cases of vastly expanded future coal combustion still plausible?” Energy Economics, June, 2017. See https://www.sciencedirect.com/science/article/pii/S0140988317301226.

22 Dowlatabadi, H. & Ritchie, J. “Why do climate change scenarios return to coal?” Energy, December, 2017. See https://www.sciencedirect.com/science/article/pii/S0360544217314597.

23 Hausfather, Z. “Explainer: The high-emissions ‘RCP8.5’ global warming scenario,” CarbonBrief, August 21, 2019. See https://www.carbonbrief.org/explainer-the-high-emissions-rcp8-5-global-warming-scenario/

24 van Vuuren, D.P., Edmonds, J., Kainuma, M. et al. The representative concentration pathways: an overview. Climatic Change, August 5, 2011. See https://doi.org/10.1007/s10584-011-0148-z

25 Baker, R. “Renewable Power Costs Rise, Just Not as Much as Fossil Fuels,” Bloomberg, June 30, 2022. See https://www.bloomberg.com/news/articles/2022-06-30/renewable-power-costs-rise-just-not-as-much-as-fossil-fuels#xj4y7vzkg

26 Waterton, J. “Intermittent approach to renewable energy,” The Guardian, June 29, 2018. See https://www.theguardian.com/environment/2018/jun/29/intermittent-approach-to-renewable-energy

Wind and solar generation demand hefty power storage capacity to be logistically feasible. Renewable energy systems must have sufficient storage to cover dead seasons without wind or direct sunlight, which may be prolonged, but only occur a few times yearly. In addition, energy storage must exceed expected requirements to ensure reliability. As a result, battery storage sits idle for most of the year, making energy storage an incredibly inefficient approach on both a raw material and cost basis.

Unfortunately, energy storage costs have been too high to consider. Lithium-ion batteries are the dominant form of stationary energy storage. As of December 2022, one kilowatt/hour of lithium-ion storage costs roughly $150.27 An MIT Lab run by Jessika Trancik constructed an energy model that determined the maximum price of energy storage that would make a mix of wind and solar energy the lowest cost option in four energy-intensive areas (Arizona, Iowa, Massachusetts, and Texas). Assuming 100 percent renewables with no assistance from traditional power generation systems, the storage cost would have to fall below $20 per kilowatt/hour to be economically feasible,28 which is unlikely to happen before 2030.29 So how do the proponents expect to replace the power generation lost under a time-bound phase-out of new oil & gas projects?

Green Energy Technologies Increase Environmental and Humanitarian Risk

Even if renewable energy generation was cost-efficient, the raw material demands of a 100 percent renewable grid would significantly strain the natural environment.30

The supporting statement to Proposal No. 8 argues that “climate change mitigation is therefore critical to address investment risks in order to avert the large economic losses projected to occur if insufficient action is taken.” But have the proponents quantified the economic, environmental, and humanitarian effects of a global increase in mining demand?

27 BloombergNEF. “Lithium-ion Battery Pack Prices Rise for First Time to an Average of $151/kWh,” Bloomberg, December 6, 2022. See https://about.bnef.com/blog/lithium-ion-battery-pack-prices-rise-for-first-time-to-an-average-of-151-kwh/

28 Trancik, J., et. al. “Storage Requirements and Costs of Shaping Renewable Energy Toward Grid Decarbonization,” August 7, 2019. https://www.cell.com/joule/fulltext/S2542-4351(19)30300-9.

29 Roberts, D. “Getting to 100% renewables requires cheap energy storage. But how cheap?” Vox.com, September 20, 2019. See https://www.vox.com/energy-and-environment/2019/8/9/20767886/renewable-energy-storage-cost-electricity.

30 Ellsmoor, J. “Electric vehicles are Driving Demand for Lithium - with Environmental Consequences,” Forbes, June 11, 2019. See https://www.forbes.com/sites/jamesellsmoor/2019/06/10/electric-vehicles-are-driving-demand-for-lithium-with-environmental-consequences/?sh=12398b1562e2.

For example, in 2019, Mark Mills, a senior fellow at the Manhattan Institute, wrote in the Wall Street Journal summarizing the extreme demand for metals imposed by wind turbines and solar panels alone:

Building one wind turbine requires 900 tons of steel, 2,500 tons of concrete and 45 tons of nonrecyclable plastic. Solar power requires even more cement, steel and glass—not to mention other metals. Global silver and indium mining will jump 250% and 1,200% respectively over the next couple of decades to provide the materials necessary to build the number of solar panels, the International Energy Agency forecasts. World demand for rare-earth elements—which aren’t rare but are rarely mined in America—will rise 300% to 1,000% by 2050 to meet the Paris green goals.31

The largest strain on global supply chains will be the demand for energy storage. In addition to the stationary energy storage discussed earlier, a net zero future would require the universal adoption of electric vehicles (EVs). If the world wants to achieve net zero using current lithium-ion battery technology, it must exponentially increase the production of lithium, cobalt, and other rare earth minerals.

According to the International Energy Agency, a typical electric vehicle requires six times the mineral inputs of a traditional internal combustion-powered vehicle. If the world is to meet Paris Agreement goals, the share of global demand from energy storage for these metals will increase to “40% for copper and rare earth elements, 60-70% for nickel and cobalt, and almost 90% for lithium.”32 Entirely converting the U.S. car fleet alone to EVs will require more lithium than the world currently produces. And that scenario would require nearly 100 percent of existing lithium-ion batteries to be recycled.33 Lithium shortages already plague international EV markets.34 In addition, lithium mining and processing damages both the environment and host communities,35 and may more than offset any potential benefits to achieving net zero goals.

Lithium mining primarily occurs outside the United States, which could increase geopolitical tensions over the lithium supply. Lawrence Meinert, the acting deputy associate director of the Energy and Minerals Division of the United States Geological Survey (USGS), explained to Stanford University’s Earth Matters magazine that China mines 93 percent of the world’s rare earth elements.36 It does not appear the proponents have quantified the risks of transitioning to renewable energy and making the entire sector dependent on a foreign adversary.

31 Mills, M. “If You Want ‘Renewable Energy,’ Get Ready to Dig,” Wall Street Journal, August 5, 2019. See https://www.wsj.com/articles/if-you-want-renewable-energy-get-ready-to-dig-11565045328.

32 IEA. “The Role of Critical Minerals in Clean Energy Transitions.” See https://www.iea.org/reports/the-role-of-critical-minerals-in-clean-energy-transitions/executive-summary

33 Lee, M. & Northey, H. “Making the Entire U.S. Car Fleet Electric Could Cause Lithium Shortages,” Scientific American, January 25, 2023. See https://www.scientificamerican.com/article/making-the-entire-u-s-car-fleet-electric-could-cause-lithium-shortages/

34 Betz, B. “Lithium shortages impact Tesla, other EV carmakers, numerous tech markets,” Fox Business, April 25, 2022. See https://www.foxbusiness.com/markets/lithium-shortages-tesla-ev-tech-markets

35 Penn, I., Lipton, E., & Angotti-jones, G. “The Lithium Gold Rush: Inside the race to Power Electric Vehicles,” The New York Times, May 6, 2021. See https://www.nytimes.com/2021/05/06/business/lithium-mining-race.html

36 Than, K. “Critical minerals scarcity could threaten renewable energy future,” Stanford Earth Matters, January 17, 2018. See https://earth.stanford.edu/news/critical-minerals-scarcity-could-threaten-renewable-energy-future

Not to mention, U.S. utility companies have had difficulty sourcing solar panels that are free from utilizing Uyghur slaves in China under the Uyghur Forced Labor Prevention Act.37 Have the proponents considered the ethical concerns of a rushed transition to net zero using technologies that currently employ oppressive servitude?

In addition to forced labor in China’s Xinjiang region, cobalt is a crucial input in lithium-ion batteries, and cobalt is almost exclusively extracted by child slave labor in the Democratic Republic of Congo. According to the New Yorker, “Southern Congo sits atop an estimated 3.4 million metric tons of cobalt, almost half the world’s known supply.”[38] An estimated 15 percent to 30 percent of the cobalt mines in the Democratic Republic of Congo are classified as artisanal or small mines, and as many as 35,000 children[39] work in these mines for $5 a month or less.[40] According to an ABC News report, “artisanal mining is often done with no personal protective equipment, in chaotic conditions. Mine collapses have caused hundreds of deaths and injuries.”[41]

The proponents contend that requiring Bank of America to take additional actions to reduce greenhouse gas emissions via fossil fuel projects will reduce climate risk and benefit the global economy. However, they falsely assume that renewable energy sources can replace lost energy production. Renewable energy sources are logistically unfeasible and pose a tremendous ethical risk – facts the proponents omit from their supporting statements. These are yet more reasons that shareholders should reject Proposals 8, 9, and 10.

Fossil Fuel Phaseouts Will Cause Economic Damage

Fossil fuels provide the global economy with cheap, reliable, and readily accessible energy. An aggressive phaseout of new fossil fuel projects and a lackluster rollout of replacement energy

37 Blunt, K. & Dvorak, P. “U.S. Solar Shipments Are Hit by Import Ban on China’s Xinjiang Region,” Wall Street Journal, August 9, 2022. See https://www.wsj.com/articles/u-s-solar-shipments-are-hit-by-import-ban-on-chinas-xinjiang-region-11660037401

38 Niarchos, N. “The Dark Side of Congo's Cobalt Rush,” The New Yorker, May 24, 2021. See https://www.newyorker.com/magazine/2021/05/31/the-dark-side-of-congos-cobalt-rush

39 Posner, M. How Tesla Should Combat Child Labor in the Democratic Republic of the Congo, Forbes, October 12, 2022. See https://www.forbes.com/sites/michaelposner/2020/10/07/how-tesla-should-combat-child-labor-in-the-democratic-republic-of-the-congo/?sh=3665a51a5cd0

40 Kara, S. “Our Device-Driven Lives Depend More Than Ever on Tragedy in the Democratic Republic of Congo,” CNN, December 17, 2021. See https://www.cnn.com/2021/12/17/opinions/siddharth-kara-mining-dr-congo/index.html

41 Beaule, V. “Artisanal cobalt mining swallowing city in Democratic Republic of the Congo, satellite imagery shows,” ABC News, February 8, 2023. See https://abcnews.go.com/International/cobalt-mining-transforms-city-democratic-republic-congo-satellite/story?id=96795773.

sources inevitably lead to higher energy prices. Unsurprisingly, the proponents fail to quantify the economic risks of elevated fossil fuel prices.

While the U.S. Energy Information Administration projects global liquid fuels production to reach an average of 101.45 MMbbl in 2023, surpassing its projection for global liquid fuel demand of 100.90 MMbbl, it projects the spot price of brent crude oil to remain above $75 per barrel through 2024.42 Proposals 8, 9, and 10 will make it more difficult for oil and gas producers to receive financing, potentially limiting their ability to generate additional fuel supply. As discussed earlier, renewable energy sources cannot backfill the gap between supply and demand. Contrary to the proponents’ intent, the resulting rise in fuel prices would only increase the profitability of existing oil and gas projects.

However, it would come at a high cost to global supply chains. The industrial sector consumes 54 percent of the world’s total delivered energy.43 Higher energy costs are passed down to consumers via higher prices for finished goods and lost economic activity.

According to an article written by Joe Deaux and Naureen Malik of Bloomberg, “On June 22 [2022], 600 workers at the second-largest aluminum mill in America, accounting for 20% of U.S. supply, learned they were losing their jobs because the plant can’t afford an electricity tab that’s tripled in a matter of months.”44

Higher oil and gas prices are also passed onto consumers via non-energy usage. For example, natural gas accounts for 75 percent to 90 percent of operating costs in producing ammonia and urea fertilizers (both forms of nitrogen fertilizer).45 As a result, an increase in natural gas prices significantly raises the price of food production. In addition to damaging its portfolio, Bank of America will damage its reputation if it is even indirectly responsible for the economic damage caused by higher fossil fuel prices.

Conclusion

The provisions contained in Proposals 8, 9, and 10 that require Bank of America to transition its financing activities to align with the goals outlined in the Paris Agreement, and to phase out credit and underwriting for oil and gas projects, are accompanied by tremendous risks to the Company and the global economy. These include increased energy costs, supply chain disruptions, environmental damage, and reliance on tainted supply chains. Considering the possibility of catastrophic climate outcomes is far smaller than the proponents claim, Bank of America should avoid bearing the much greater ethical and financial risks associated with a

42 EIA. “Short-Term Energy Outlook,” March 7, 2023. See https://www.eia.gov/outlooks/steo/report/global_oil.php.

43 EIA. “Industrial Sector Energy Consumption.” See https://www.eia.gov/outlooks/ieo/pdf/industrial.pdf.

44 Deaux, J. & Malik, N. “The US Industrial Complex Is Starting to Buckle From High Power Costs,” Bloomberg, July 7, 2022. See https://www.bloomberg.com/news/articles/2022-07-07/high-power-costs-force-us-industrials-factories-to-shut?srnd=businessweek-v2&sref=NWZFoWOL#xj4y7vzkg

45 Watts, W. “Fertilizer Prices Soaring As Natural Gas Rally Adds to ‘Perfect Storm,’” MarketWatch, October 8, 2021. See https://www.marketwatch.com/story/fertilizer-prices-soaring-as-natural-gas-rally-adds-to-perfect-storm-11633699973 sudden and disruptive energy transition, and instead allow elected officials to address public energy and environmental policies.

Thus, we urge you to vote AGAINST Shareholder Proposals 8, 9, and 10 on the 2023 proxy ballot of Bank of America Corporation.

Photo credits:

Page 3 – Bank of America branch, JeepersMedia/Creative Commons

Page 4 – Closing ceremony of COP21, Paris, United Nations photo/Creative Commons

Page 5 – Michael Mann, AAUP/Creative Commons

Page 8 – Wind farm in Beaver County, Utah, arbyreed/Creative Commons

Page 10 – Cobalt mining in Congo/IIED.org, Creative Commons

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For questions regarding National Legal and Policy Center’s opposition to Proposals 8, 9, and 10 for Bank of America Corporation, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.